Filed by Wejo Group Limited
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: TKB Critical Technologies 1
SEC File No.: 001-40959
Date: March 2, 2023

Transcript of Richard Barlow’s, CEO and Founder of Wejo, Appearance on The Amit Kukreja Podcast:

Amit [00:00:02] Hello, everybody. Welcome back to the podcast. I'm here today with the CEO of Wejo, Richard Barlow. I believe this is the third time speaking. So super, super excited to talk to Mr. Barlow. Wejo is a public company. He's the CEO. He's very busy. So, we're very gracious that he gave us some time today. Before we get into everything, we were just talking a little bit off camera about press and media and I kind of just want to get your quick thoughts on, as the CEO of a public company, how do you think about the media? Are you constantly looking for more awareness? I saw you've been doing more Twitter videos; how do you and your team think about getting the message of Wejo across, given that you guys are a public company but still have to engage with non-traditional forms of media like podcasting?

Richard [00:00:45] Yes, as a small cap business, we need to leverage media. There's a continual education needed. When I first started Wejo, you make dangerous assumptions that just because you know the topic everyone else does, and even now when I talk to people and say, “did you know that most new vehicles sold every year globally have embedded connectivity.” Most don't appreciate that. You start saying, well, your vehicle may do an OTA- That involves some form of connectivity. So, we need to keep educating all markets, and as a small stock, our biggest sets of groups of shareholders are retail investors. So, it's important that we keep trying to educate the public because as a public company we are restricted about our public disclosure. Part of the benefit of ongoing education is that it becomes ongoing public disclosure. We recently increased the number of press releases but there's a balance there because we need consent from our clients, from the OEMs, and the motor manufacturers we work with. But we’ve recognized that the more we inform the market, even on the really small stuff, if we can keep on saying, “this means this benefit to our revenue”, “this means this benefit to our TAM”, and then every quarter we do the more formal stuff, the business updates. So that we can say, well, our growth was this and it's tied back to what we talked about. Last week we did a press release about Toyota and fleet. So, how will that turn into revenue later this year? Well, the more we can keep informing the market and the more we can reference back; we can say that was the point where we first started talking about Toyota, and then now X many months or years later or whatever it is this has now become the benefit, and this is how it's affected our unit economics on a positive basis. So general education, that's really important.

Amit [00:03:00] Do you think retail investors care about press releases, or do you think they need information in a different way to really understand?

Richard [00:03:05] I think they care about all information flow. I think people are very perceptive. So, the more we can tell stories, the more we can empower the public with content. I think it's important to continue to do this education. If you look at the incredible success of, say, Tesla, when they did that public filing in 2010 that was driven by retail interest, it was because it was an ongoing story. It wasn't supported by institutions to anywhere near the degree it was supported by retail investors, that made that stock pop. So, we feel, or I feel, it's really important that we just keep talking and keep repeating the message and don't assume anyone knows anything. I think the biggest danger you can make is to assume that people know. You would assume that you're driving on the road in the U.S., and you see messaging on the side of the highway, you would assume there's some really incredible or complex process running behind the scenes, on how that messaging must be, to be able to inform how that traffic flows. Behind the scenes, it's quite frightening as to how basic some of the processes are.

So, the more we can sort of explain, that there's a reason why Texas has just signed a multimillion-dollar contract with us, there's a reason why they want real time data from us from our RTTI products - it's because it's not been done before. One of the questions we are always asked on every investor presentation is - and we've just announced the business combination with TKB Critical Technologies 1, we're doing a lot of institutional meetings at the moment - and every time, within 5 minutes, people go, “oh, you're like Waze”. So recently I've changed our investor deck and rather than waiting for someone to say oh you’re like Waze, I say “we're nothing like Waze”. Waze collects ten kilometers a month of data per active user, we collect about 60/70 times more than that on all journeys, even on the repetitive journeys. People don't tend to use Waze for that, for the repetitive journey, for the journey that they do every day. They use it for those unique journeys. Actually, I do use Waze for a benchmark for every journey, I compare how our own product does. But so far, it's important to say, well, actually, there's a reason why our products are valuable, it’s because we see every journey so we can inform the DoTs to have more accurate messaging. We can help Easy Pass understand about how people are using the single driver lanes on highways for example. So yes, education is very important.

Amit [00:05:44] So when it comes to for example, if Joe Rogan asked you to be on the podcast tomorrow, you would say yes in a heartbeat because you just need as much attention as possible to get the message out there.

Richard [00:05:54] Yeah, I would do anything. I mean, you've got to be brave, you know? I've been watching the Coffee Zilla podcast recently and, he's been doing this in-depth analysis of Logan Paul. Yes, I think he's an incredible journalist. The analysis he has done of the blockchain ledger…. So yes, Joe Rogan, coffee zilla, you name it. Harry Stabbings, you name it, anyone. Especially Amit.

Amit [00:06:21] Especially Amit, not as big as those guys yet, but I love it. I appreciate it. One day. So, speaking of the stock, you guys recently announced in a press release the other day about, honestly, I'm trying to understand it's like a De-SPAC, It's a PIPE round of funding with TKB. Can you kind of just give us the summary on what you guys are doing and why you did it in the first place?

Richard [00:06:44] Yes. We all know that the macro-economic environment has been tough the last 18 months. You talked about your own capital raise before too. The sources of capital that are usually available to high growth stocks are not there in the same way. So, we've had this thing called a plug capital strategy where we continue to raise capital on the way. Last year General Motors invested, SOMPO, an insurance provider invested, we have had other investors invest as well. We raised some capital on the way last year. We can continue to do that. But doing that, you're carrying an overhang on the business, because people know you need to keep raising capital. So, we've been looking for a longer-term solution where we're not relying on the nuances of the markets. The market has been inefficient at times, especially if you're a tech growth stock. So, we've been looking at viable alternatives. And then I was looking, and we all know the headlines, the 600 SPACs out there, where they're just holding money in trust. The general hypothesis is that the trust holders are looking to earn interest, and then just pull out. That they're all not long holders. So, we reached out and came across TKB and built a really good relationship. We've been out together in Los Angeles, and we realized that actually TKB had a great group of investors as a foundation. And we sort of worked through - well is it possible? I think there was, a headline in Bloomberg saying this is SPAC squared, it's a merger, it's irrelevant. It's irrelevant that they’re a SPAC, and we're not a SPAC anymore. We’re merging with, or we're acquiring TKB, but it's technically a merger. And we get access to the balance the cash left in trust after redemption. We've built an instrument with the bankers, there is a premium on the money left in trust. As I say the market has reacted favorably over the last couple of weeks, if you look at our stock and I can't say more than the basics, look at our stock, our stock has had a positive benefit. Look at the TKB stock, they've had a positive benefit. If the money is priced at $10 and yet at the moment it's, I think, at $10.40, well, the market's decided that, there's even that is a 4% premium, we're offering $11.25. So, it's going to work. And then and in terms of our own stock, our stock is, I think, three times more liquid than it was a month ago. I think we've had a 20/30% uplift. Things change, today, it's the 20th of January I don’t know when you release this, so maybe things will change between now and when you released this recording, but it's expected to be a good transaction. It's good for the Wejo shareholders. We need to get rid of this overhang of our balance sheet, we need to show that. The more important thing to me is that we have shown 200 to 300% growth between 2021 and 2022. We've not yet done our 10-K, so I can't be more accurate than that, we've issued a broad guidance to say we'll do the same growth again in 2023 and in the Form S-4 we will assert that and continue to show strong growth. So, if we can show that, that we're adding more vehicles on platform, we've been tight cost management, we're showing scaling of revenues. This deal then takes us to near cash breakeven. So, it should then help our stock, it should help all Wejo shareholders. And I'm not aware of any other SPACs who've had their plug capital strategies been as successful as we have in terms of raising capital last year and now we're the first ones to in ten years to be able to structure a merger of another SPAC. It's been done successfully before so ten years ago, but it is a unique instrument.

Amit [00:10:50] Yeah, a lot of the SPACs, quite frankly, they weren't real companies. I would argue that Wejo is a real company, that has done real things, that's actually growing. So, it makes sense to be able to raise capital in this type of way without having to go back to different investors. Last quick question on this. You said you had meetings in Los Angeles, were these meetings at dinner where you were kind of convincing TKB of the mission of Wejo and they ultimately got to believe in that and that's how the deal got done?

Richard [00:11:16] No, we had done a lot of that beforehand. We had done numerous meetings, but it's important, it's a team effort, one of things that we learned from the previous process was that you're going to spend a lot of time together and you need to be able to have open correspondence and communication with each other. The best thing about building a successful business is that it’s about communication. So, it was important for us to just spend that solid time together. Actually, there was a dinner at some point, but there was a long time spent Saturday in a boardroom environment just going through all the details, the business and understanding. We've made an announcement of the transaction and there's been a proxy filed1, we've got it, but now we have got to do the Form S-4 filing, there are all sorts of things we'll do in the next three or four months and it's hard work - you're doing hundreds of pages of filings and, by the way, you want to control and manage your costs. It's not just the easier answer of just deferring to your lawyers and just letting it all happen, but actually being very controlled. How are we going to be successful together? It starts with building a solid foundation, which you can't, I don't think, do over a Zoom.

Amit [00:12:31] I agree. All right. Let's get into some fun stuff. Can you speak to the news the work you're doing with Microsoft in relation to adopting connected vehicle fleets? This news came out a couple of weeks ago. This was super, super interesting. So, I know you partnered with Microsoft a little bit more in the past, but what does this new latest thing look like?

Richard [00:12:48] Yes, Microsoft is a great partner. We use them as an environment, we use Azure, they're also commercial clients, so they buy services from us, we've talked about that in the past. And, they said “would you like to be one of our showcase partners at CES?” To be able to be at the center of CES on their exhibition stand and being endorsed by Microsoft, to their blue-chip clients. I was talking to the global head of automotive today at Microsoft, and he said, “you are the only automotive data marketplace we recommend to any of our OEM clients”. To have that, gold standard, that premium sort of promotion, we're now in their marketplace, more broadly as a proposition, that's amazing. To have that sort of that pre-eminent support from one of the world's biggest companies.

Amit [00:13:46] And what is Microsoft doing in the automotive space, exactly? What are they selling?

Richard [00:13:50] So yeah there is an arms race now in terms of the general sort of headline for cloud vendors, in that they've managed to win 10% of all IT and there is 90% to go. In automotive, it's even more fragmented than that, so there are huge opportunities for cloud vendors to be more embedded in the OEMs. The OEMs have historically built their own data centers, in their own environments. They've been running very antiquated systems so there are huge cloud opportunities. The amazing thing about connected vehicle data, that I still find incredible, is that most manufacturers are amazing during the R&D phase, and then the moment the vehicle leaves R&D and starts being manufactured at volume and then leaves dealers, the OEM and the motor manufactures lose contact, so to speak. They don't know how the vehicles are really performing, they get, say, warranty or impairment reports from dealers every quarter, so they see the J.D. Power Report, so they know how their vehicles are performing on the road. Our data can report in seconds what's really going on. We have seen a batch of vehicles driving around with airbags failing at speed, and what do you do? Wait for a fatality or for dealer to start saying, we're seeing a funny number of vehicles coming through, that the airbag is going off for no reason or do you get the data in real-time to be able do that? So, in terms of Microsoft, they are very much saying, we're not trying to get into the OS of the car, we're not building our own driverless cars, we're not competing against you, we are a neutral, independent environment where we can provide hosting to various sorts of automotive software dependencies; they've sort of now positioned us as being their pre-eminent automotive data marketplace. But beyond that, we're building microservices running within Azure. So, for example, I think we announced last year that we had signed a first million-dollar deal where we're running a privacy environment for an OEM. There's more like that coming through and these are all hosted within the Microsoft Azure environment. It's interesting, it's in its early days, but the fact that we've now got that C-suite exposure by Microsoft, the fact that we've been invited to CES - I think we were one of six or seven of the vendors on the CES stand. We got proper airtime from them.

Amit [00:16:17] No, that's incredible. I mean, the cloud market, obviously, it's one, you could argue, that’s still in infancy, and that just means there's so much growth to go. So, for you guys to be one of the premium marketplaces that Microsoft is recommending in their cloud infrastructure, that's just incredible. Which goes to my next question about CES You talked about it a little bit, but we talked about branding in the beginning. Do you see CES as one of these really strong opportunities to build the brand, obviously being one of seven on Microsoft stage, that's a big deal. But do you see these events as a cornerstone of getting the Wejo name out there?

Richard [00:16:49] No, it's not brand building for me. We have a KPI internally about how many appointments you have to pre-book before, as someone from Wejo, so you can be at an event. I see any event as an ROI measurement, if you think you can turn up, open your suitcase, say, hey, we've got some … You're going to get an awful lot of people who are going to past your stands and they're going to be wanting to, I call it tire kicking, they are either going to have some random hypothesis they want to be proven is right or wrong, or they want to tell you that you really are wrong about, and they believe they’re really right about. So, we use these opportunities to build deeper relationships with clients we've already got or as a focal point for that next meeting with the prospect. But as I say, we have an ROI measurement about if you're going to attend an event, you better have enough. Albeit that did go wrong last year due to COVID. Last year Microsoft announced, I think a week before CES, that they weren’t going to be there, they weren’t going to be at CES anymore. So, I said to everyone, right well, we've lost the stand so unless you can deliver X many meetings, then you
1 On January 6, 2023, TKB filed a definitive proxy statement seeking shareholder approval of an extension of the time to complete its initial business combination.

shouldn't go because it's going to cost us a lot of money in travel, and hotels at CES are amazingly expensive. It's a very expensive event to be in every way you're measuring. So, by the end of it, I think I had about six people who specifically said, we just can't get enough meetings to justify the expenditure and I said, cancel I'll do whatever you can't do because I've got meetings, like I was seeing Palantir for example, and next thing is I had 28 meetings to do. I literally did 28 meetings on behalf of everyone at Wejo because I'd said if you're not doing, I think it's more than five meetings, then just the alone travel doesn't justify it. So, suddenly I did 28 meetings alongside meeting Sharma at Palantir and doing my own meetings that I’d already pre-booked.

Amit [00:19:05] Yeah, that makes sense. I'm so curious about, as someone who has my own start-up, and I'm thinking about brand building and for me I guess in a little bit more in the digital age, given the platform that I'm building, is more content oriented. It's all about how much content can we create and how many people can we get it in front of. Which goes to my next question. You made a video on Twitter about climate change and it's the first time I saw you in front of the camera kind of talking about climate change and the intersection with Wejo. So, can you speak to that? The climate change market is many, many, many trillions, it's a big data problem, do you see Wejo playing a role over the next decade in helping to resolve some of the issues caused by climate change?

Richard [00:19:43] Yeah. I get a little bit frustrated about how EVs are positioned to be the Holy Grail of everything. If you actually drill down to how it's not just that simple stuff, how's the energy being generated in the first place to support the EV? Or how's lithium being mined? Those are two big issues. But, tire pollutions is a big issue and a lot of tires in EVs weren’t manufactured for EVs and the rubber's not being molded in a way to be able to cope with the infinitely greater torque versus combustion engines. Tire pollution is a big issue and that's just one example of getting data from vehicles, and really understanding the behaviors of vehicles, it’s not just being able to navigate drivers to be more energy efficient or to navigate drivers to be safer drivers, but actually, it’s to help inform smart cities or to help steering groups to understand what is really going on. What are people really breathing in? So, for us and the data we have, this mantra of data for good, and we mean that, it means that we won't cynically sell data to the highest bidder. We won't start doing implied personal information tagging, for example, on vehicles or anything like that. We're very much about, there has to be a benefit to society, there has to be a benefit to the creator of the data, obviously, there has to be an upside for the custodian or the conduit of the data, the OEM, but ultimately it starts with; is there some good in society from this data being shared? There's a lot of new data coming, people are fundamentally changing their habits because of COVID. Pre-COVID people drove to work every day, and they'd be very happy to drive to a local airport to do a 300-mile flight to another city, then they'd hire another vehicle and they'd be very inefficient. Whereas now what they're doing is slightly longer journeys and they're fundamentally changing how they're doing those journeys as well. And data provides a lot of insight, there is no historic data that can answer those things other than just building new models, which is what we're doing.

Amit [00:22:07] Yeah. It's interesting you talked about tire pollution because there's obviously a lot of gripes with the EV manufacturing process and how that, potentially, could be worse for climate change. But the small nuances like tire pollution and the lack of data that we have on understanding tires and the journeys that they take, even being able to solve percentages of that problem could make a massive dent in this industry coming forward. I'm assuming there's tons of other little nuances that we don't know about that data can tell us, with something like Wejo

Richard [00:22:40] Vehicle failure and parts failures and the consequences of a part failing in a vehicle, I mentioned to you before about airbag deployment in vehicles at speed for no reason, the consequences of that in terms of safety, data helps you know the parts failures in vehicles, you know seat failures, transmission failures all these things data, real time data, helps the motor manufacturers to make quick decisions. If you look at what the OEMs costs are, one of their biggest costs is warranty. Every new vehicle they build, they have a percentage that they have on the balance sheet of potential warranty claims for that group of vehicles, so if you can help the OEMs reduce their warranty impairments and fundamentally improve the profitability of their business, which obviously benefits shareholders, then that's a big win, and big data can massively help. If you can help OEM's with the data, help them understand how to better manufacture vehicles, there are all sorts of outputs of that. The data can solve that.

Amit [00:23:58] And the one thing I wanted to talk about next from this is, I think on the earnings press release, you guys talked about how you're bringing in more public sector clients. Can you speak a little bit about why you're going after the public sector a little bit even more, and what is the trajectory you see in terms of them being able to help grow the business as well, outside of just private commercial?

Richard [00:24:20] Public sector is important to us, there are thousands of city offices that focus on traffic flows around cities. Purdue University, they're a great example of a public sector organization who are looking to do research on behalf of local government. They'll say before we came along with our data it would take them two years to understand flows of traffic, they can do the same analysis in 45 minutes. So, the Departments of Transportation are asking questions such as, if we change this road from two lanes to one lane, for example, how would that affect the flow of traffic? Can you tell us where you're seeing the changes of the flows of traffic on a per hour basis? Can you see where people are making illegal turns in the road, not to prosecute the drivers who is doing those legal terms, but actually, to identify where there are fundamentally dangerous road intersections? We're seeing that. We see intersections where we can pretty much predict where we believe there's going to be serious crashes because we're seeing people making ill-informed decisions about how they're going to drive at certain times of day, based on their own views on traffic flow. So, DoTs are huge for us and the public sector, and government departments, are all after live trends of data and only we do that in genuine live trends.

Amit [00:25:53] Yeah, it's interesting because if you're a municipality or a town, I'm assuming you're going to want that, especially with the EV change that's happening, right? If we're going to get rid of gas stations and replace them with EV grids, the level of data that's needed to understand what's happening to your grid as a municipality or town, you would need something that gives a real time marketplace to understand those trends and those analysis. That's cool because every government in the world needs that right? Every public sector in the world is a very big market for you guys to go after.

Richard [00:26:23] On this, the Infrastructure Act, $7 billion has been budgeted for recharging, that's not a lot of money actually. You can’t just take a grid of a city and say, right, we need to improve the infrastructure on every street, there's going to need to be a lot of intelligence to know about where installation should be, and we're doing that. Then in terms of the intelligence, we can determine when the car should be charged rather than the OEM determining that. That's going to be a game changer, because there's not enough energy for everything. So, when the energy company knows the vehicle only needs to do 40 miles tomorrow, knows this can be plugged in for the next 7 hours, then the energy company can start determining supply. They'll be a value exchange with the driver for having that sort of control of intelligence sat with the energy provider, that's going to be it, that can be a game changer.

Amit [00:27:27] Do you think Wejo can be one of the most valuable companies in the world? Not even from a financial perspective. Just do you think you're going to provide a lot of value once people find out how much they need this data?

Richard [00:27:38] We are here to make a difference. We’ve launched our AV platform and we've had some really interesting inbound demand for that now. Actually, one of the focuses has been safety, can we be, in effect, the impartial assessor of safety of AVs? Can we take the different data from different AVs out there, from different OEMs and appraise how these different AVs are going to interact with each other in the future? Ultimately, most vehicles sold in the world already have embedded connectivity, the next stage is that they all need to be going to a centralized platform to share insights. V2X gives you some sharing, but there needs to be broader sharing as well and I believe Wejo can be that platform. Wejo, I established it to be a brand that can be trusted, I want it to be as trusted as say Bluetooth in a car for handsfree - that’s our plan, we’ve started with cars, but we’ve been looking at bikes and there are huge opportunities for bikes and e-mobility. More broadly there needs to be a platform to enable mobility, so you could summon a car ride to take you to a train station, you’d want that same mobility platform to maybe pay for your tickets to be on that train, and then when you get to the other destination maybe you want to get on an e-scooter, if there can be a broad mobility platform that enables the handling of all those sorts of transactions then I think we’re doing something incredible for society, and we should be the backbone for that

Amit [00:29:22] How much of that valuableness, that changing of the world is split between the execution of you and the company, and the marketing catching up to realize they need this product, and them googling and then Wejo comes up? Do you think it’s a mix, like you have to wait a little bit until the market catches up or are you guys just going out there and just going to take it eventually?

Richard [00:29:47] No, we’ve been strategic, we’ve pushed out some of the marketplaces we’re intending to launch, for example payments. We’ve done some POCs, but the reality is payments in volume where the business case can be truly validated, we’re still 2 or 3 years away. So, one of the things we did when it became clear that the access to capital wasn’t going to be what it was, we focused on revenues that will come in now. So, the revenues we’ve being focused on, primarily traffic, is a huge opportunity, there’s thousands of prospects out there that want to buy traffic flow data, traffic insights, insurance and audience and media measurement. So, it’s all about focus, it doesn’t mean that we haven’t got an eye on innovation, it doesn’t mean that we won’t do strategic investments in AV planning, AV safety for example, or EV planning, or Edged based processing of data. Edged based processing of data is going to be a necessity to be able to get access to the right data, but there is always a risk as a small company that you over invest before you get that first client, so we’ve been strategic. We’ve done sprints of work, we’ve then established the demand, we’ve established the value, we’ll deliver those first contracts and then, frankly, start self-funding the scale of those new markets. You could spend a lot of money building markets that never drive revenue, and some of our competitors have been guilty of that. They talk a great talk but then you look at their revenues, and their revenues are like what, $20,000 a quarter or something, and that’s the reality. So, we’ve been robust, say, in insurance. I was adamant that we didn’t just go down the UBI death spiral that a lot of companies have gone in to. We kept saying to motoring manufacturers, don’t talk to us if you just want us to be a scoring platform, scoring is commoditized, it’s flawed, and actually, the actuaries are only interested in scoring poor drivers. Well, that’s a niche of a niche, and the majority of data is coming from newer vehicles where you have more of a prime audience, well by virtue of that, of being more prime, their safer drivers and their premiums are going to be lower. So, you’ve got diminishing returns. So, we pushed back against both the insurers and the OEMs saying UBI is not the answer for this, it needs to be what we call end-to-end insurance. On average 7% of vehicles are involved in some sort of collision every year, that’s the value play, the value play is claim shrinkage, reducing it from 2 tows to 1 tow, reduce the amount of time the vehicle is left in storage, reducing the time to order the parts because the body shop can be more efficient in getting the data. So, we very much thought about where is the value now, and if we need to wait then we will park the budget, and we’ll spend it when there is inbound demand.

Amit [00:33:00] Right, that makes more sense, especially being strategic on which streams to focus on. Alright, last 2 questions. First, for my audience of course, Palantir, so can you give us any little updates you have on your partnership with them, and I know you guys announced the EV charging infrastructure software with them a while ago, are you guys still working on that, is that coming to fruitarian in any sense and sort of how is the partnership going with them?

Richard [00:33:20] Yeah, so EV-OS has been something we launched, it was about a year ago now or something, and I'm not sure if we’ve broken down in any public filings what are EV revenues are … it’s there. Our relationship with Palantir is strong. They made a comment that they broadly made a mistake on their SPAC investments, I don’t believe that applies to all SPACs, I don’t think that applies to us. When I saw that I thought well can I put my hand up and say, Palantir have said we’re one of their two or maybe more SPAC investments that they’re happy with, so, our relationship is there, I hope we can do more announcements this year. We use Foundry in a big way, Foundry is a way we’re going to be able to do faster deployments of products at a lower cost point than some of our more aging competitors out there who don’t have access to that data asset and have got legacy platforms that are going to be a detriment to new product deployment. So, Palantir, great partner.

Amit [00:34:37] Yeah, I think they had to make that SPACs comment because a lot of the SPACs, if you just look at the stock price are obviously down so, at some level you can’t keep telling the market you know this was a great idea, when it wasn’t. But I think the nuance of that is there are a couple of companies, I mean you guys, Lilium is one of those companies I really enjoy, Blackstops, Tritium Charging, there’s few of them that I really think have a shot to make it through this macro-economic storm that we’re in, and really prove some results, especially if you look into the nuances of how much they’re growing, just like you guys.

Richard [00:35:09] Stick to your solid foundations, the foundations of our business if we’re focused, primarily focused on traffic, as a data asset, and Foundry as a platform for being able to present real-time outcomes to a number of industries including the government. Well the government is a huge opportunity for Palantir generally, as we all know, and we’re now presenting the data outcomes from that asset that no one else has got. We’ve built a solid foundation with Palantir over the last couple of years and this year could be really interesting for us both.

Amit [00:35:49] Alright, last question I had for you, to end it off, is do your kids think you're cool? Like you’re a CEO of a public company...

Richard [00:35:52] Oh hell no, do you want me to go and get Henry and ask him if he thinks I'm cool? I think what Henry would say is if you give me $10 of Robux or whatever they are called I’ll say whatever you want me to, otherwise, yes, no, definitely not cool. He thinks cars are cool, actually, he thinks the AV we built is cool, you know he wants to know when he is getting his own AV, but generally no kids don’t think their parents are cool… ever.

Amit [00:36:28] Because I think you’re super cool because you're a CEO of a public company, so like ah I wonder if your kids recognize how big of a deal you are.

Richard [00:36:32] Ahh he doesn’t care, no he doesn’t care, and I don’t want him to care either, I just want him to see me as Dad you know, who puts his foot down sometimes and makes him do his homework, in fact I won’t be cool tonight because Henry has to finish his Paddington Bear homework so there we go.

Amit [00:36:42] Thank you Mr. CEO Richard Barlow, I don’t know if you noticed but I’m wearing the Wejo hat right here, from the Las Vegas Trip.

Richard [00:36:55] Oh yes, it’s a bit cooler today.

Amit [00:36:58] Well it’s a great hat.

Richard [00:36:58] Thank you for wearing the branding.

Amit [00:37:00] It fits me well.

Richard [00:37:00] Yes, I’ve got one.

Amit [00:37:03] I think it’s a Nike hat so it fits really well.

Richard [00:37:06] I should have put my Palantir hoodie on that I've got upstairs.

Amit [00:37:10] Yes, there we go, uh, well wishing you the best of luck, and I’m sure we’ll meet again probably in a month or two or a couple months and we’ll talk again. So yes, it's awesome, awesome progress you guys are doing, I’m looking forward to seeing more.

Richard [00:37:21] Yes thank you for your time, thanks Amit.

Amit [00:37:23] Thanks Richard bye bye.

Richard [00:37:23] Cheers, bye bye.

Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this communication are forward-looking statements. Forward-looking statements with respect to TKB Critical Technologies 1 (“TKB”), Wejo Group Limited (“Wejo” or the “Company”) and their potential business combination and related transactions (the “Potential Business Combination”), include statements regarding the anticipated benefits of the Potential Business Combination, the anticipated timing of the Potential Business Combination, the products and services offered by Wejo and the markets in which it operates (including future market opportunities), Wejo’s projected future results, future financial condition and performance and expected financial impacts of the Potential Business Combination (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Potential Business Combination and the level of redemptions of TKB’s public shareholders, and Wejo’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “opportunity,” “plan,” “potential,” “project,” “representative of,” “scales,” “should,” “strategy,” “valuation,” “will,” “will be,” “will continue,” “will likely result,” “would,” and similar expressions (or the negative versions of such words or expressions). Forward-looking statements are based on current assumptions, estimates, expectations, and projections of the management of TKB and Wejo and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the Potential Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of TKB’s and Wejo’s securities, (ii) the risk that the Potential Business Combination may not be completed by TKB’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TKB, (iii) the failure to satisfy the conditions to the consummation of the Potential Business Combination, including the approval of the Potential Business Combination by the shareholders of TKB and Wejo, the satisfaction of the minimum trust account amount following any redemptions by TKB’s public shareholders (if applicable), the failure by Wejo to obtain the additional financing required to complete the Potential Business Combination, and the receipt of certain governmental and other third-party approvals (or that such approvals result in the imposition of conditions that could reduce the anticipated benefits from the Potential Business Combination or cause the parties to abandon the Potential Business Combination), (iv) the lack of a fairness opinion from Wejo in determining whether or not to pursue the Potential Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreements relating to the Potential Business Combination, (vi) the effect of the announcement or pendency of the Potential Business Combination on Wejo’s business relationships, operating results, performance and business generally, (vii) risks that the Potential Business Combination disrupts current plans and operations of Wejo and the disruption of management's attention due to the Potential Business Combination, (viii) the outcome of any legal proceedings that may be instituted against TKB or Wejo related to the Potential Business Combination, (ix) the ability to maintain the listing of the securities of the surviving entity resulting from the Potential Business Combination on a national securities exchange, (x) changes in the combined capital structure of TKB and Wejo following the Potential Business Combination, (xi) changes in the competitive industries and markets in which Wejo operates or plans to operate, (xii) changes in laws and regulations affecting Wejo’s business, (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the Potential Business Combination, and identify and realize additional opportunities, (xiv) risks related to the uncertainty of Wejo’s projected financial information, (xv) risks related to Wejo’s rollout of its business and the timing of expected business milestones, (xvi) risks related to Wejo’s potential inability to achieve or maintain profitability and generate cash, (xvii) current and future conditions in the global economy, including as a result of the impact of the COVID-19 pandemic, inflation, supply chain constraints, and other macroeconomic factors and their impact on Wejo, its business and markets in which it operates, (xviii) the ability of Wejo to maintain relationships with customers, suppliers and others with whom Wejo does business, (xix)

the potential inability of Wejo to manage growth effectively, (xx) the enforceability of Wejo’s intellectual property, including its patents and the potential infringement on the intellectual property rights of others, (xxi) costs or unexpected liabilities related to the Potential Business Combination and the failure to realize anticipated benefits of the Potential Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions, (xxii) changes to the proposed structure of the Potential Business Combination that may be required or are appropriate as a result of applicable laws or regulations, (xxiii) the ability to recruit, train and retain qualified personnel, and (xxiv) the ability of the surviving entity resulting from the Potential Business Combination to issue equity or obtain financing.

The foregoing list of factors that may affect the business, financial condition or operating results of TKB and/or Wejo is not exhaustive. Additional factors are set forth in their respective filings with the U.S. Securities and Exchange Commission (the “SEC”), and further information concerning TKB and Wejo may emerge from time to time. In particular, you should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of (a) TKB’s (i) prospectus filed with the SEC on October 28, 2021, (ii) Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 14, 2022, (iii) Forms 10-Q filed with the SEC on May 13, 2022, August 12, 2022 and November 12, 2022, (b) Wejo’s (i) Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 31, 2022 (as amended on April 11, 2022), (iii) Forms 10-Q filed with the SEC on May 16, 2022, August 15, 2022 and November 21, 2022, and (c) other documents filed or to be filed by TKB and/or Wejo with the SEC (including a registration statement on Form S-4 to be filed in connection with the Potential Business Combination). There may be additional risks that neither TKB nor Wejo presently know or that TKB and Wejo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Readers are urged to consider these factors carefully in evaluating these forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements. TKB and Wejo expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law, whether as a result of new information, future events, or otherwise. Neither TKB nor Wejo gives any assurance that either TKB, Wejo or the combined company will achieve its expectations.

No Offer or Solicitation.

This communication does not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Potential Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This communication does not constitute either advice or a recommendation regarding any securities. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or exemptions therefrom.

NONE OF THE SEC NOR ANY OTHER SECURITIES COMMISSION OR SIMILAR REGULATORY AGENCY OF ANY OTHER U.S. OR NONU.S. JURISDICTION HAS REVIEWED, EVALUATED, APPROVED, DISAPPROVED, PASSED UPON OR ENDORSED THE MERITS OF, THE POTENTIAL BUSINESS COMBINATION OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN, OR DETERMINED THAT THIS COMMUNICATION IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

To the fullest extent permitted by law, in no circumstances will TKB, Wejo or any of their respective subsidiaries, shareholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this communication, its contents (including the internal economic models), its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the Potential Business Combination, TKB and Wejo intend to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all shareholders of TKB and Wejo. TKB and Wejo will also file other documents regarding the Potential Business Combination with the SEC. Before making any voting or investment decision, investors and security holders of TKB and Wejo are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Potential Business Combination as they become available because they will contain important information about the Potential Business Combination. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by TKB and Wejo through the website maintained by the SEC at www.sec.gov. The documents filed by TKB with the SEC also may be obtained free of charge upon written request to TKB Critical Technologies 1,400 Continental Blvd, Suite 6000, El Segundo, CA 90245 or via email at ablatteis@tkbtech.com. The documents filed by Wejo with the SEC also may be obtained free of charge upon written request to Wejo Group Limited, ABC Building, 21-23 Quay Street, Manchester, M3 4A or via email at investor.relations@wejo.com.

Participants in the Solicitation.

This communication may be deemed solicitation material in respect of the Potential Business Combination. TKB, Wejo and their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from TKB’s or Wejo’s shareholders in connection with the Potential Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Potential Business Combination and their ownership of TKB’s or Wejo’s securities, as applicable, are, or will be, contained in their respective filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Potential Business Combination may be obtained by reading the proxy statement/prospectus regarding the Potential Business Combination when it becomes available. You may obtain free copies of these documents as described above.